

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2017

Linda Marbán
Chief Executive Officer
Capricor Therapeutics, Inc.
8840 Wilshire Blvd., 2nd Floor
Beverly Hills, CA 90211

Re: Capricor Therapeutics, Inc.
Registration Statement on Form S-3
Filed July 7, 2017
File No. 333-219188

Dear Dr. Marbán:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Rob R. Carlson, Esq., Sidley Austin LLP